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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 5
                               TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         QUICKTURN DESIGN SYSTEMS, INC.

                           (Name of Subject Company)

                          MENTOR GRAPHICS CORPORATION
                                   MGZ CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                       (including the Associated Rights)

                         (Title of Class of Securities)

                                   74838E102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

         JOHN J. HUBER, ESQ.                   CHRISTOPHER L. KAUFMAN, ESQ.
           LATHAM & WATKINS                          LATHAM & WATKINS
    1001 PENNSYLVANIA AVENUE, N.W.                    75 WILLOW ROAD
         WASHINGTON, DC 20004                  MENLO PARK, CALIFORNIA 94025
            (202) 637-2200                            (650) 328-4600

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    MGZ Corp., a Delaware corporation ("Purchaser"), and Mentor Graphics
Corporation, an Oregon corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed on August 12, 1998 (the "Statement"), as amended, with respect to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.001 per share, of Quickturn Design Systems, Inc., a Delaware corporation, for a purchase price of $12.125 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 5. Capitalized terms used herein and not defined have the meanings ascribed to them in the Statement.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On September 4, 1998, Parent, Bank of America and BancAmerica Securities, Inc., as successor to BARS, executed letters, copies of which are attached hereto as Exhibit (b)(2) and are incorporated herein by reference, by which Bank of America confirmed its original understanding and intention with respect to the effect under the Commitment Letter and the Credit Agreement of the entry of a judgement or injunction against Parent in connection with the pending patent litigation between Parent and the Company (the "Patent Litigation"). No judgement, ruling, injunction or other outcome of the Patent Litigation will be considered in evaluating the occurrence or existence of a "Material Adverse Effect" under the Credit Agreement or a material adverse change under the Commitment Letter. In addition, no judgement, order, decree or arbitration award entered against Parent (or any bond or credit enhancement posted pending appeal of such a judgment, order, decree or arbitration award) will be included in the calculation of any financial covenant under the Credit Agreement if the enforcement of any such judgment, order, decree or arbitration remains effectively stayed pending appeal. Any bond or credit enhancement posted in connection with the appeal of such a judgement, order, decree or arbitration award will be a permitted contingent obligation under the Credit Agreement. In order to confirm this original understanding and intention, the Credit Agreement and Commitment Letter are amended, effective as of August 11, 1998, by the above terms of the letters of original understanding. In accordance with the original understanding and intention of Parent and Bank of America, Parent expects to stay enforcement in the event of any adverse judgement, order, decree or arbitration award concerning the Patent Litigation.

ITEM 10. ADDITIONAL INFORMATION.

    (c) On September 8, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(14) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(14) Press Release dated September 8, 1998.

    (b)(2) Letters relating to the Commitment Letter and Credit Agreement, dated September 4, 1998.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: September 8, 1998        MENTOR GRAPHICS CORPORATION

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Executive Vice President, Chief Operating
                                     Officer and Chief Financial Officer

                                MGZ CORP.

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Secretary and Chief Financial Officer
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